UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CYNOSURE, INC.

(Name of Subject Company)

CYNOSURE, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

Michael R. Davin

President, Chief Executive Officer and Chairman of the Board

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

(978) 256-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz

Jason L. Kropp

Andrew R. Bonnes

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cynosure, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Hologic, Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $66.00 per Share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 22, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately prior to the section entitled “Cautionary Note Regarding Forward-Looking Statements”:

“Certain Litigation.

On February 24, 2017, a putative stockholder class action complaint, captioned Joel Rosenfeld IRA v. Cynosure, Inc., et al., Civ. Action No. 17-10309 (D. Mass.) (the “Rosenfeld Action”), was filed in the United States District Court for the District of Massachusetts in connection with the Transaction, naming as defendants the Company and each member of the Company Board. The complaint in the Rosenfeld Action, among other things, criticizes the proposed transaction price as inadequate and alleges that the Company and the Company Board omitted certain allegedly material information from the Recommendation Statement in violation of the Securities Exchange Act of 1934, as amended, and related SEC regulations. The alleged omissions relate to (i) the Company’s projections, (ii) certain data and inputs underlying the financial valuation analyses, and (iii) the background of the merger process.

The plaintiff in the Rosenfeld Action seeks an order (i) maintaining the action as a class action, certifying the plaintiff as the class representative, and certifying the plaintiff’s counsel as class counsel, (ii) preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Transaction, (iii) in the event defendants consummate the Transaction, rescinding it and setting it aside or awarding rescissory damages, and (iv) awarding appropriate costs, attorneys’ fees, and experts’ fees. The Company and its directors believe this lawsuit is without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYNOSURE, INC.

By:	/s/ Michael R. Davin
Name: Michael R. Davin
Title: President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

Dated: February 28, 2017

2